FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

3 October 2022

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The below transactions of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") have taken place in relation to the interim dividend for the 2022 half-year (the "interim dividend").

1.   Shares allocated in lieu of the interim dividend

The following transactions took place on 29 September and relate to additional Shares being allocated to PDMRs' unvested share plan interests in lieu of the interim dividend at US$6.3163 per Share, being the average closing price of the Company's Shares on the London Stock Exchange for the five business days between 18 August and 24 August 2022, converted into USD.

Directors

Name	Shares allocated
Noel Quinn	521

Other PDMRs

Name	Shares allocated
Colin Bell	387
Pam Kaur	398
Ian Stuart	340

2.   Acquisitions as part of the reinvestment of the interim dividend

The following transactions took place on 30 September and relate to additional Shares being added to PDMRs' vested share plan interests through the automatic reinvestment of the interim dividend. The price per Share was £4.71076.

Other PDMRs

Name	Shares acquired
David Liao	4,294
Nuno Matos	4,320.07529
Stephen Moss	2,936
Barry O'Byrne	2,522
Michael Roberts	7,057
Surendra Rosha	2,146.48483
Ian Stuart	8

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Shares allocated in lieu of the interim dividend for the 2022 half-year			Price	Volume	Total
			US$6.32	521	US$3,290.79
		Aggregated	US$6.316	521	US$3,290.79

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Shares allocated in lieu of the interim dividend for the 2022 half-year			Price	Volume	Total
			US$6.32	387	US$2,444.41
		Aggregated	US$6.316	387	US$2,444.41

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Shares allocated in lieu of the interim dividend for the 2022 half-year			Price	Volume	Total
			US$6.32	398	US$2,513.89
		Aggregated	US$6.316	398	US$2,513.89

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the interim dividend for the 2022 half-year			Price	Volume	Total
			£4.71	4,294	£20,228.00
		Aggregated	£4.711	4,294	£20,228.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition as part of the reinvestment of the interim dividend for the 2022 half-year			£4.71	4,320.07529	£20,350.84
		Aggregated	£4.711	4,320.07529	£20,350.84

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive, Middle East, North Africa and Turkey

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the interim dividend for the 2022 half-year			Price	Volume	Total
			£4.71	2,936	£13,830.79
		Aggregated	£4.711	2,936	£13,830.79

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the interim dividend for the 2022 half-year			Price	Volume	Total
			£4.71	2,522	£11,880.54
		Aggregated	£4.711	2,522	£11,880.54

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC USA and Americas

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the interim dividend for the 2022 half-year			Price	Volume	Total
			£4.71	7,057	£33,243.83
		Aggregated	£4.711	7,057	£33,243.83

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the interim dividend for the 2022 half-year			Price	Volume	Total
			£4.71	2,146.48483	£10,111.57
		Aggregated	£4.711	2,146.48483	£10,111.57

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Shares allocated in lieu of the interim dividend for the 2022 half-year			US$6.32	340	US$2,147.54
		Aggregated	US$6.316	340	US$2,147.54

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2022-09-30	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition as part of the reinvestment of the interim dividend for the 2022 half-year			£4.71	8	£37.69
		Aggregated	£4.711	8	£37.69

For any queries related to this notification, please contact:

Bayo Adeyeye
Corporate Governance & Secretariat
+44 (0) 203 359 2160

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 03 October 2022